FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



               HSBC ACQUIRES 10 PER CENT OF VIETNAM'S TECHCOMBANK

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement to acquire 10 per cent of the share capital of Vietnam Technological and Commercial Joint Stock Bank (Techcombank) for a cash consideration of VND275 billion (US$17.3 million). Regulatory approval has been received and the transaction is expected to be completed shortly.

Techcombank is Vietnam's third largest joint stock bank, with total assets of US$482 million at 31 December 2004. Headquartered in Hanoi, the bank currently operates through a network of 45 branches in 10 provinces and cities in Vietnam. Techcombank employs nearly 1,000 staff and offers a range of retail and commercial banking services.

HSBC is one of the largest foreign banks in Vietnam with an investment capital totalling US$30 million. The bank has two branches, one in Hanoi and one in Ho Chi Minh City, and a representative office in Cantho, and 190 employees providing a wide range of corporate and personal financial services to a diverse customer base.

Alain Cany, chief executive officer of HSBC in Vietnam, said: "We are optimistic about the prospects for Vietnam which has benefited from continued, strong economic growth over the past few years and measures taken by the government to expand the local banking industry. Our investment in Techcombank will give HSBC greater participation in Vietnam's fast developing financial market and we hope, in return, to offer our international expertise to support the growth of Vietnam's economy."

Notes to editors

1. Vietnam Technological and Commercial Joint Stock Bank (Techcombank) Techcombank was founded in 1993 and is now the third largest joint stock bank in Vietnam. It has assets totalling US$482 million at 31 December 2004 and a network of 45 branches throughout Vietnam.

2. HSBC in Vietnam
HSBC first opened an office in Saigon (now Ho Chi Minh City) in 1870. The branch operated for over 100 years, until its closure in 1975. HSBC also opened an agency of the bank at Haiphong in 1884 which was upgraded to a sub-office at the beginning of the 1920s. This arrangement continued until the closure of the agency in 1954. The bank was able to revive its strong links with Vietnam when representative offices were opened in Ho Chi Minh City and Hanoi in 1992. The Ho Chi Minh City representative office became a full service branch in 1995 and a branch was opened in Hanoi in March 2005. A representative office was also opened in Cantho in May 2005.

3. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, is one of the world's largest banking and financial services organisations.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 December 2005